SF 750-1 Page 3 of 3                        [OBJECT OMITTED]
                                                ENHANCED DEATH BENEFIT RIDER


This rider is part of Your contract. All definitions, provisions, and exceptions of the contract apply to this rider unless specifically changed by this rider. The rider effective date is shown on the Data Page. In the case of a conflict with any provision in the contract, the provisions of this rider will control. The charge for this rider is shown on the Data Page.

RIDER BENEFIT

This rider provides you with the greater of the enhanced death benefit amount or the death benefit described in the contract.

DEFINITION

LOCK-IN DATE is the Contract Anniversary following the oldest Owner's 75th birthday or five years after this rider's effective date, whichever is later.

ENHANCED DEATH BENEFIT

Prior to the Annuitization Date, this rider provides an enhanced death benefit equal to the greater of a. or b. where: a. is: 1. the total premium payments made since the rider effective date increased at a 5% effective annual interest rate; minus 2. an adjustment for each partial surrender and/or partial annuitization made since the rider effective date increased at a 5% effective annual interest rate; and b. is: 1. the highest accumulated value on any Contract Anniversary since the rider effective date; plus 2. premium payments received since that Contract Anniversary; minus 3. an adjustment for each partial surrender and/or partial annuitization made since that Contract Anniversary.

On and after the Lock-In Date, the amounts determined in a. and b. above will only be increased by any premium payments made since the Lock-In Date, and decreased by an adjustment for each partial surrender and/or partial annuitization made since the Lock-In Date.

The lock-in does not prevent the death benefit from increasing in accordance with the Death Benefit provision of the contract.

ADJUSTMENT FOR PARTIAL SURRENDERS AND/OR PARTIAL ANNUITIZATIONS

The adjustment for partial surrenders and/or partial annuitizations as described in a. and b. above will reduce the death benefit. The adjustment for partial surrenders and/or partial annuitizations is computed as follows: 1. the amount of the partial surrender plus any applicable charges and/or the amount of the partial annuitization; divided by 2. the accumulated value immediately prior to the partial surrender and/or partial annuitization; multiplied by 3. the amounts determined in a. or b. above immediately prior to the partial surrender and/or partial annuitization.





The charge for this rider is shown on the Data Page. The charge is a percent of the average quarterly accumulated value and is deducted from the accumulated value at the end of each calendar quarter. If this rider is purchased after the beginning of a quarter, then the charge is pro-rated according to the number of days it is in effect during the quarter.

If the rider is terminated, a pro-rated rider charge is deducted for the period of time the rider was in effect until the date the rider terminates.



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TERMINATION

This rider terminates on the earliest of the following:
1.       the date the contract Owner is changed; or
2.       the death of the Owner; or
3.       the date the contract terminates; or
4. after the Lock-In Date, the date the death benefit described in the contract equals the enhanced death benefit under this rider; or
5.   the date We receive your request to cancel it in Our office.


REINSTATEMENT

If this rider terminates, it may not be reinstated.


[OBJECT OMITTED]

Principal Life Insurance Company
Des Moines, Iowa  50392-0001